Exhibit 23

Consent of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Southern Missouri Bancorp, Inc.
Mattoon, Illinois

We consent to incorporation by reference in the Registration Statements on Form S-3 (No. 333-156563) and Form S-8 (Nos. 333-2320 and 333-127134) of Southern Missouri Bancorp, Inc. of our report dated September 17, 2010, relating to the statement of assets acquired and liabilities assumed of the former First Southern Bank, Batesville, Arkansas, acquired pursuant to a purchase and assumption agreement with the FDIC, for the year ended December 31, 2009 and the related statement of revenues and direct expenses in the period ended December 31, 2009.

/s/ BKD LLP

St. Louis, Missouri
March 2, 2011